Exhibit 17.1

CAROL E. BRAMSON

July 8, 2015

Via Electronic Mail

Dan Almagor

Chairman of the Board

Summer Infant, Inc.

1275 Park East Drive

Woonsocket, RI 02895

Dear Dan:

I am writing with regard to the Report filed by Summer Infant, Inc. (“Summer” or “Company”) on Form 8-K and forwarded to me through counsel on July 6, 2015 (the “8-K Report”). SEC Form 8-K Item 5.02(a) required that Summer describe the circumstances representing the disagreement with management which led to my resignation as a director. The 8-K Report fails to do that. The 8-K Report is also inaccurate and incomplete in other respects as discussed below.

As the Board and the Management team are aware, my resignation resulted from a disagreement with the Company on matters relating to the Company’s operation, policies and practices. I addressed my concerns regarding the Company’s operations and practices to the Company’s counsel in late March, and I wrote to the Board regarding my concerns on June 5, 2015. A copy of my June 5, 2015 letter is attached and incorporated herein. In that letter, I also noted my disagreement with the Company’s action filing suit against me and a number of other defendants, which suit was brought without any inquiry having been made of me regarding the accuracy of the allegations contained in the suit. I requested that the Board appoint a special committee of independent directors or, if necessary, outside professionals to investigate the issues I had identified, including whether pursuit of litigation was in the best interests of the Company’s shareholders. You responded to my letter on June 10. Your response made clear that you disagreed with my position regarding the Board’s actions and would not appoint an independent committee, although you did not explain why or how declining to conduct an independent review would be consistent with good governance. You concluded your response by requesting my resignation from the Board. The 8-K Report fails to acknowledge this clearly-articulated disagreement regarding Company operations which led to my resignation. Rather, the Report inaccurately suggests that the Board’s June 29 request that I resign resulted solely from the allegations in Summer’s Complaint, which had been filed a month earlier, and ignores my June 5 letter to the Board.

The 8-K Report also is misleading and inaccurate in that it purports to describe my resignation letter, but notably omits the fact that in that letter I specifically denied the breach of fiduciary duty and other allegations lodged against me by Summer in its Complaint. The omitted statements are (1) that I always acted in the best interests of the Company consistent with my duties to the Company, (2) that I have not formed a new company to compete with Summer, and (3) that I have not used any confidential information of Summer’s to compete with Summer. Although Summer continues to propagate its story that I and others have somehow conspired against the Company, the 8-K Report should also be amended to properly reflect that I denied those allegations in my resignation letter.

Finally, the 8-K Report improperly states that I “declined to present [my] case, or otherwise defend [my] conduct” at the upcoming shareholder meeting. This statement suggests that the reason I elected to resign was that I was not willing to defend my conduct as a director of the Company. That is not true. I have made clear since at least March my disagreement with certain actions the Company has taken and its governance. In light of the Board’s unwillingness to investigate and address those actions, I have resigned. I have no interest in remaining part of the Board under these circumstances. Moreover, although I am fully prepared to defend myself against the unfounded allegations that the Company has asserted against me in the pending litigation, it is not in my interest or the interest of the Company’s shareholders that those issues be argued in the context of a shareholder meeting.

I expect Summer will comply with its obligation under Item 5.02(a) to file this letter with its attachment as an amendment to the 8-K Report to properly disclose my disagreement with the Company with respect to its operations, policies, and practices.

Very truly yours,

/s/ Carol Bramson
Carol Bramson

Enclosure

cc: Summer Infant Board of Directors

CAROL E. BRAMSON

June 5, 2015

Dear Directors,

Prior to my resignation as CEO, I spoke with outside corporate counsel in late March about certain Board actions and whether those actions presented governance issues for the Company. Among other things, I addressed statements recently published by the Board, instances of the Board’s direct involvement in Company management, and the level of Board-directed expenses. Following those discussions, I understood that a Special Meeting of the Board would be called to address the issues I had identified and that counsel would coordinate with the Chairman to set up that meeting. To date, that meeting, which counsel agreed was appropriate and necessary, has not been scheduled.

In the meantime, the Company commenced an aggressive and clearly very expensive lawsuit against the principals of Rest Devices and others, including me, the cost of which is clearly not warranted. Not only does the Company bear its own significant legal fees, it also must potentially pay the expenses of the defendants if it cannot prevail on its claims. In addition to the costs of the suit, the distraction and public airing of this intra-company disagreement is prejudicial to the Company and its ability to deliver results for its shareholders.

As a director and shareholder, knowing what I do about the merits of the claims asserted, I do not see how bringing this suit could possibly be in the best interests of the Company or its shareholders. I fully expect that an independent analysis and assessment of the claims in the action would reveal that the litigation is neither necessary nor warranted, and that to the extent any legitimate interests of the Company are being threatened, there are other, less expensive and more efficient ways to protect those interests.

For these reasons, I ask that the Board appoint a special committee of independent directors who can look into, and assume plenary responsibility for, the litigation and other issues raised above. If there are no sitting directors who are independent with respect to all these issues, I submit that the Board should appoint a special committee of independent, outside professionals to conduct the necessary investigative and oversight work. To do so would be the only way we can discharge our collective fiduciary duty in a manner free of real or perceived bias, and would also minimize the risk of shareholder action against the Company and the Board.

I ask that the Chairman place this important item on the Board’s agenda, and promptly schedule a special meeting so we can vote on the appointment of a special committee to assume responsibility as set forth above.

Very truly yours,

/s/ Carol Bramson
Carol Bramson